Exhibit 12.1

Holly Energy Partners, L.P.

Computation of Ratio of Earnings

To Fixed Charges

(In thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations	$77,997	$58,869	$46,234	$20,696	$35,152

Add total fixed charges (per below)	39,075	36,598	24,638	24,751	15,125

Total earnings	$117,072	$95,467	$70,872	$45,447	$50,277

Fixed charges:
Interest expense	$35,959	$34,001	$21,501	$21,763	$13,289
Capitalized interest	891	455	1,008	1,007	—
Estimate of interest within rental expense(1)	2,225	2,142	2,129	1,981	1,836

Total fixed charges	$39,075	$36,598	$24,638	$24,751	$15,125

Ratio of earnings to fixed charges	3.00	2.61	2.88	1.84	3.32

(1)	Represents 30% of the total operating lease rental expense, which is that portion, deemed to be interest.